Firstbank Corporation
311 Woodworth Avenue
Alma, Michigan  48801

November 7, 2011

Via Edgar

Mr. Michael Clampitt
Senior Counsel
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Firstbank Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 16, 2011 Form 10-Q for the Quarterly Period ended June 30, 2011 Filed August 10, 2011 File No. 000-14209

Dear Mr. Clampitt:

We have reviewed the comments in your letter dated September 21, 2011, with respect to Firstbank Corporation ("Firstbank" or "the Company" or "we" or "us") and have responded by letter dated October 5, 2011, which was filed with the Commission via Edgar.

On November 2nd and 3rd, 2011, we spoke with Chris Harley of your office who asked that we provide this supplemental amendment to our responses to comment #3 and comment #5.

Please find below our revised responses to comment #3 and comment #5.  We have not repeated our responses to the other comments previously responded to in our October 5 letter.    For your convenience, we have copied your comments immediately preceding our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Exhibit 13

Financial Statements

Notes to Consolidated Financial Statements

Note 4 – Securities, page 33

Securities and Exchange Commission
November 7, 2011

3.	Please expand your future filings to provide a tabular rollforward of the amount related to credit losses recognized in earnings pursuant to ASC 320-10-50-8B.

RESPONSE:
In future filings we will provide a tabular rollforward of the amount related to credit losses recognized in earnings pursuant to ASC 320-10-50-8B if applicable. (see proposed disclosure below)

We have not incurred any OTTI losses on debt securities, so we have nothing to disclose under this topic. If in the future we incur an OTTI loss, we will present the information in a manner consistent with the table presented below:

Rollforward of Cumulative OTTI Credit Losses Recognized in Earnings

(In thousands of dollars)	Agency Securities	Municipal Securities	Total
December 31, 2009
Loss where impairment was not previously recognized	$ x,xxx	$ x,xxx	$ x,xxx
Additional Loss where impairment was previously recognized	x,xxx	x,xxx	x,xxx
Reduction due to credit impaired securities sold	x,xxx	x,xxx	x,xxx
December 31, 2010	x,xxx	x,xxx	x,xxx
Loss where impairment was not previously recognized	x,xxx	x,xxx	x,xxx
Additional Loss where impairment was previously recognized	x,xxx	x,xxx	x,xxx
Reduction due to credit impaired securities sold	x,xxx	x,xxx	x,xxx
December 31, 2011	$ x,xxx	$ x,xxx	$ x,xxx

Form 10-Q for the Quarterly Period Ended June 30, 2011

Financial Statements

Notes to Consolidated Financial Statements

Note 3 - Fair Value, page 14

5.
We note you provide certain information about your investment portfolio here within (e.g. the investment portfolio table provided on page 15). Please revise your disclosure in future filings to present your investments in a separate note to the financial statements and ensure you include all of the required disclosures of ASC 320-10-50.

RESPONSE:

In future filings we will present the following investment information in a separate note to the financial statements and will include all of the required disclosures of ASC 320-10-50. (see proposed disclosure below)

Securities and Exchange Commission
November 7, 2011

NOTE X - INVESTMENTS

The following table presents information about our investment portfolio, showing the gross unrealized gains and losses within each segment of the portfolio. Unrealized gains and losses are included in other comprehensive income. Unrealized losses have been analyzed and determined to be temporary in nature. The unrealized losses are related to changes in the interest rate environment compared with rates at the time the securities were purchased.

(Dollars in Thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Carrying Value
September 30, 2011
Securities available for sale
Treasury Notes	$ x,xxx	$ xxx	$ (xxx)	$ x,xxx
U.S. Government Agency Bonds	x,xxx	xxx	(xxx)	x,xxx
U.S. Government Agency CMOs	x,xxx	xxx	(xxx)	x,xxx
Municipal Securities	x,xxx	xxx	(xxx)	x,xxx
Other Securities	x,xxx	xxx	(xxx)	x,xxx
Total Securities available for sale	$ x,xxx	$ xxx	$ (xxx)	$ x,xxx

December 31, 2010
Securities available for sale
Treasury Notes	$ x,xxx	$ xxx	$ (xxx)	$ x,xxx
U.S. Government Agency Bonds	x,xxx	xxx	(xxx)	x,xxx
U.S. Government Agency CMOs	x,xxx	xxx	(xxx)	x,xxx
Municipal Securities	x,xxx	xxx	(xxx)	x,xxx
Other Securities	x,xxx	xxx	(xxx)	x,xxx
Total Securities available for sale	$ x,xxx	$ xxx	$ (xxx)	$ x,xxx

Securities with unrealized losses at September 30, 2011 and year end 2010 not recognized in income are as follows:

(In Thousands of Dollars)	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
September 30, 2011
US Government Agencies	$ x,xxx	$ (xx)	$ x,xxx	$ (x)	$ x,xxx	$ (xx)
States and Political Subdivisions	x,xxx	(xx)	x,xxx	(x)	x,xxx	(xx)
Collateralized Mortgage Obligations	x,xxx	(xx)	x,xxx	(x)	x,xxx	(xx)
Equity Securities	x,xxx	(xx)	x,xxx	(x)	x,xxx	(xx)
Total Temporarily Impaired	$ x,xxx	$ (xx)	$ x,xxx	$ (x)	$ x,xxx	$ (xx)

December 31, 2010
US Government Agencies	$ x,xxx	$ (xx)	$ x,xxx	$ (x)	$ x,xxx	$ (xx)
States and Political Subdivisions	x,xxx	(xx)	x,xxx	(x)	x,xxx	(xx)
Collateralized Mortgage Obligations	x,xxx	(xx)	x,xxx	(x))	x,xxx	(xx)
Equity Securities	x,xxx	(xx)	x,xxx	(x)	x,xxx	(xx)
Total Temporarily Impaired	$ x,xxx	$ (xx)	$ x,xxx	$ (x)	$ x,xxx	$ (xx)

Unrealized losses on securities shown in the previous tables have not been recognized into income because management has the intent and ability to hold these securities for the foreseeable future. The decline in market value is due to changes in interest rates for debt securities and considered normal market fluctuations for equity securities. Management has also reviewed the issuers’ bond ratings, noting they are of high credit quality.

Securities and Exchange Commission
November 7, 2011

Trading account securities are marked to market with the change in value reported on the income statement. Gains and losses on available for sale securities are recognized if the security is either deemed to be other than temporarily impaired, or the security is sold. Due to continuing problems within one equity security, we recorded other than temporary impairment of $150,000 bringing the carrying value of that security to zero. This security was a trust preferred security of a Michigan bank that had an original book value of $250,000. The following table shows gross gains and losses on investment securities for the nine months ended September 30 of 2011 and 2010.

As of September 30,
(In Thousands of Dollars)	2011		2010
Trading Account Securities Gains/Losses	$ x		$ x

Available for Sale Securities
Gross realized gains	xxx		xxx
Gross realized losses	(xxx	)	(xxx	)
Net realized gains (losses)	$ xxx		$ xxx

The carrying value of securities at September 30, 2011, by stated maturity, is shown below. Actual maturities may differ from stated maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In Thousands of Dollars)	Carrying Value
Due in one year or less	$ xx,xxx
Due after one year through five years	xx,xxx
Due after five years through ten years	xx,xxx
Due after ten years	xx,xxx
Total debt securities	xx,xxx

Equity securities	x,xxx
Total securities	$ xx,xxx

At September 30, 2011 and 2010, securities with carrying values approximating $xxx,xxx,000 and $xxx,xxx,000 were pledged to secure public trust deposits, securities sold under agreements to repurchase, and for such other purposes as required or permitted by law.

Federal Home Loan Bank stock is carried at cost, which approximates fair value.

* * * * *

In response to the Staff's request, the Company acknowledges the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Securities and Exchange Commission
November 7, 2011

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review and comments. If you have any questions, please do not hesitate to call me at (989) 466-7325.

Very truly yours, FIRSTBANK CORPORATION /s/ Samuel G. Stone Samuel G. Stone Executive Vice President and Chief Financial Officer